<SEQUENCE>1
<FILENAME>ISR_sc13ga.txt

                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G/A

				    Amendment No.1

                    Under the Securities Exchange Act of 1934

				    IsoRay, Inc.
                                (Name of Issuer)

                      Common Stock, par value $0.001 per share
                          (Title of Class of Securities)

                                    46489V104
                                 (CUSIP Number)

                                December 31, 2010
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP No. 46489V104                  13G/A                  Page 2 of 7 Pages
-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Hudson Bay Master Fund Ltd.

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [ ]
                                                               (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands

-----------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         --------------------------------------------------------------


BENEFICIALLY   (6)   SHARED VOTING POWER

1,698,298 shares of Common Stock

Warrants (Series A) to purchase up to 666,667 shares of Common Stock, which expire on 2/22/2011 (see Item 4)*

Warrants (Series B) to purchase up to 562,500 shares of Common Stock, which expire on 5/24/2011 (see Item 4)*

Warrants (Series C) to purchase up to 2,812,500 shares of Common Stock, which expire on 11/24/2015 (see Item 4)*


OWNED BY       --------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      --------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER

1,698,298 shares of Common Stock

Warrants (Series A) to purchase up to 666,667 shares of Common Stock, which expire on 2/22/2011 (see Item 4)*

Warrants (Series B) to purchase up to 562,500 shares of Common Stock, which expire on 5/24/2011 (see Item 4)*

Warrants (Series C) to purchase up to 2,812,500 shares of Common Stock, which expire on 11/24/2015 (see Item 4)*

-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,698,298 shares of Common Stock

Warrants (Series A) to purchase up to 666,667 shares of Common Stock, which expire on 2/22/2011 (see Item 4)*

Warrants (Series B) to purchase up to 562,500 shares of Common Stock, which expire on 5/24/2011 (see Item 4)*

Warrants (Series C) to purchase up to 2,812,500 shares of Common Stock, which expire on 11/24/2015 (see Item 4)*


-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                          [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.99% (see Item 4)*
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            CO
-----------------------------------------------------------------------------

* As more fully described in Item 4, certain of these reported securities are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 46489V104                  13G/A                 Page 3 of 7 Pages
-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Hudson Bay Capital Management, L.P.

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [ ]
                                                               (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER

1,698,298  shares of Common Stock

Warrants (Series A) to purchase up to 666,667 shares of Common Stock, which expire on 2/22/2011 (see Item 4)*

Warrants (Series B) to purchase up to 562,500 shares of Common Stock, which expire on 5/24/2011 (see Item 4)*

Warrants (Series C) to purchase up to 2,812,500 shares of Common Stock, which expire on 11/24/2015 (see Item 4)*


OWNED BY       --------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      --------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER

1,698,298 shares of Common Stock

Warrants (Series A) to purchase up to 666,667 shares of Common Stock, which expire on 2/22/2011 (see Item 4)*

Warrants (Series B) to purchase up to 562,500 shares of Common Stock, which expire on 5/24/2011 (see Item 4)*

Warrants (Series C) to purchase up to 2,812,500 shares of Common Stock, which expire on 11/24/2015 (see Item 4)*

-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,698,298 shares of Common Stock

Warrants (Series A) to purchase up to 666,667 shares of Common Stock, which expire on 2/22/2011 (see Item 4)*

Warrants (Series B) to purchase up to 562,500 shares of Common Stock, which expire on 5/24/2011 (see Item 4)*

Warrants (Series C) to purchase up to 2,812,500 shares of Common Stock, which expire on 11/24/2015 (see Item 4)*

-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                          [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.99%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
-----------------------------------------------------------------------------

* As more fully described in Item 4, certain of these reported securities are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 46489V104                  13G/A                 Page 4 of 7 Pages
-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Sander Gerber
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [ ]
                                                               (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER

1,698,298 shares of Common Stock

Warrants (Series A) to purchase up to 666,667 shares of Common Stock, which expire on 2/22/2011 (see Item 4)*

Warrants (Series B) to purchase up to 562,500 shares of Common Stock, which expire on 5/24/2011 (see Item 4)*

Warrants (Series C) to purchase up to 2,812,500 shares of Common Stock, which expire on 11/24/2015 (see Item 4)*



OWNED BY       --------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      --------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER

1,698,298 shares of Common Stock

Warrants (Series A) to purchase up to 666,667 shares of Common Stock, which expire on 2/22/2011 (see Item 4)*

Warrants (Series B) to purchase up to 562,500 shares of Common Stock, which expire on 5/24/2011 (see Item 4)*

Warrants (Series C) to purchase up to 2,812,500 shares of Common Stock, which expire on 11/24/2015 (see Item 4)*



-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

1,698,298 shares of Common Stock

Warrants (Series A) to purchase up to 666,667 shares of Common Stock, which expire on 2/22/2011 (see Item 4)*

Warrants (Series B) to purchase up to 562,500 shares of Common Stock, which expire on 5/24/2011 (see Item 4)*

Warrants (Series C) to purchase up to 2,812,500 shares of Common Stock, which expire on 11/24/2015 (see Item 4)*

-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                          [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.99% (See Item 4)
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
-----------------------------------------------------------------------------

* As more fully described in Item 4, certain of these reported securities are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 46489V104                  13G/A                 Page 5 of 7 Pages
-----------------------------------------------------------------------------
This Amendment No. 1 (this "Amendment") amends the statement on
Schedule 13G filed on November 22, 2010 (as amended, the "Schedule 13G")
with respect to the shares of common stock, $0.001 par value per share,
(the "Common Stock") of IsoRay, Inc.
(the "Company").   Capitalized terms used herein and not otherwise
defined in this Amendment have the meanings set forth in the
Schedule 13G.  This Amendment amends and restates Item 4 in it's entirety.




Item 4.     Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.


The Company's Proxy statement filed on January 11, 2011, indicates that the total number of outstanding shares of Common Stock as of December 27, 2010 is 25,804,325 shares. The percentages set forth on Row ll of the cover page for each Reporting Person are based on the Company's outstanding Common Stock and assumes the partial exercise of the reported warrants up to the Blocker (as defined below).


  Pursuant to the terms of the reported warrants (the "Reported Warrants"), the Reporting Persons cannot exercise any of the Reported Warrants until such time as the Reporting Persons would not beneficially own, after any such exercise, more than 9.99% of the outstanding shares of Common Stock (the "Blocker"). As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of 1,698,298 shares of Common Stock held by Hudson Bay Master Fund Ltd. As of the date hereof, Hudson Bay Master Fund
 Ltd. also holds the Reported Warrants, however, at this time, the Reporting Persons are not able to fully exercise the Reported Warrants due to the Blocker. In addition to the Reported Warrants, Hudson Bay Master
Fund Ltd. holds additional Series D warrants to purchase up to 2,812,500 shares of Common Stock which are not exercisable until May 24, 2011 and are only exercisable on or after such date to the extent that the Series C Warrants held by Hudson Bay Master Fund Ltd. are not exercisable due to the NYSE Amex Equities blocker contained herein (the "Additional Warrants"). Pursuant to the terms of the Additional Warrants, the Reporting Persons cannot exercise any of the Additional Warrants until such time as the Reporting Persons would not beneficially own, after any such exercise, more than 9.99% of the outstanding shares of Common Stock.

CUSIP No. 46489V104                  13G/A                 Page 6 of 7 Pages
-----------------------------------------------------------------------------


	The Investment Manager, which serves as the investment manager to Hudson Bay Master Fund Ltd., may be deemed to be the beneficial owner of all shares of Common Stock held by Hudson Bay Master Fund Ltd.. Mr. Gerber serves as the managing member of Hudson Bay Capital GP LLC, which is the general partner of the Investment Manager. Each of Hudson Bay Master Fund Ltd. and
Mr. Gerber disclaims beneficial ownership of these securities.   Hudson Bay
Master Fund Ltd. is named as Reporting Person herein solely to report the securities held in its name.

CUSIP No. 46489V104                  13G/A                  Page 7 of 7 Pages
-----------------------------------------------------------------------------



SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 14, 2011


HUDSON BAY CAPITAL MANAGEMENT, L.P.

By: /s/ Sander Gerber
Name:	Sander Gerber
Title: 	Authorized Signatory


HUDSON BAY MASTER FUND LTD
By: Hudson Bay Capital Management, L.P.
Investment Manager
By: /s/ SANDER GERBER
Name:	Sander Gerber
Title: 	Authorized Signatory




/s/ Sander Gerber
SANDER GERBER